Exhibit (h.5)

Fund Accounting and Fund

Administration Services

Annual Fee Schedule

Exhibit A

Separate Series of Frontegra Funds, Inc.

Name of Series	Date Added

Frontegra Total Return Bond Fund	September 1, 1999
Frontegra Opportunity Fund	September 1, 1999
Frontegra Investment Grade Bond Fund	January 31, 2001
Frontegra Horizon Fund	August 1, 2002
Frontegra New Star International Equity Fund	October 28, 2003